UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934

Haymaker Acquisition Corp. III
Name of Issuer)
Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)
42087R108
(CUSIP Number)

March 4, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

◻ Rule 13d-1(b)
☒ Rule 13d-1(c)
◻ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** See Item 2(e).

CUSIP No. 42087R108	13G

1	NAMES OF REPORTING PERSONS
EJF Capital LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
901,631

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
901,631

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
901,631

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.8% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

(1)
Based on 31,750,000 shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”) outstanding as of March 5, 2021, as reflected in the prospectus filed by the Issuer with the U.S. Securities and Exchange Commission (“SEC”) on March 3, 2021 (indicating that there would be 30,000,000 shares of Class A Common Stock outstanding after the closing of the Issuer’s initial public offering, assuming that the underwriters did not exercise their over-allotment option) and the Form 8-K filed by the Issuer with the SEC on March 5, 2021 (indicating that the Issuer’s initial public offering closed on March 4, 2021, with the underwriters purchasing an additional 1,750,000 units pursuant to the over-allotment option on March 5, 2021).

CUSIP No. 42087R108	13G

1	NAMES OF REPORTING PERSONS
Emanuel J. Friedman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
901,631

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
901,631

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
901,631

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.8% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Based on 31,750,000 shares of Class A Common Stock outstanding as of March 4, 2021, as reflected in the prospectus filed by the Issuer with the SEC on March 3, 2021 (indicating that there would be 30,000,000 shares of Class A Common Stock outstanding after the closing of the Issuer’s initial public offering, assuming that the underwriters did not exercise their over-allotment option) and the Form 8-K filed by the Issuer with the SEC on March 5, 2021 (indicating that the Issuer’s initial public offering closed on March 4, 2021, with the underwriters purchasing an additional 1,750,000 units pursuant to the over-allotment option on March 5, 2021).

CUSIP No. 42087R108	13G

1	NAMES OF REPORTING PERSONS
EJF Debt Opportunities Master Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
839,362

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
839,362

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
839,362

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.6% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Based on 31,750,000 shares of Class A Common Stock outstanding as of March 4, 2021, as reflected in the prospectus filed by the Issuer with the SEC on March 3, 2021 (indicating that there would be 30,000,000 shares of Class A Common Stock outstanding after the closing of the Issuer’s initial public offering, assuming that the underwriters did not exercise their over-allotment option) and the Form 8-K filed by the Issuer with the SEC on March 5, 2021 (indicating that the Issuer’s initial public offering closed on March 4, 2021, with the underwriters purchasing an additional 1,750,000 units pursuant to the over-allotment option on March 5, 2021).

CUSIP No. 42087R108	13G

1	NAMES OF REPORTING PERSONS
EJF Debt Opportunities GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
839,362

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
839,362

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
839,362

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.6% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Based on 31,750,000 shares of Class A Common Stock outstanding as of March 4, 2021, as reflected in the prospectus filed by the Issuer with the SEC on March 3, 2021 (indicating that there would be 30,000,000 shares of Class A Common Stock outstanding after the closing of the Issuer’s initial public offering, assuming that the underwriters did not exercise their over-allotment option) and the Form 8-K filed by the Issuer with the SEC on March 5, 2021 (indicating that the Issuer’s initial public offering closed on March 4, 2021, with the underwriters purchasing an additional 1,750,000 units pursuant to the over-allotment option on March 5, 2021).
.

CUSIP No. 42087R108	13G

1	NAMES OF REPORTING PERSONS
EJF Debt Opportunities Master Fund II, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Based on 31,750,000 shares of Class A Common Stock outstanding as of March 4, 2021, as reflected in the prospectus filed by the Issuer with the SEC on March 3, 2021 (indicating that there would be 30,000,000 shares of Class A Common Stock outstanding after the closing of the Issuer’s initial public offering, assuming that the underwriters did not exercise their over-allotment option) and the Form 8-K filed by the Issuer with the SEC on March 5, 2021 (indicating that the Issuer’s initial public offering closed on March 4, 2021, with the underwriters purchasing an additional 1,750,000 units pursuant to the over-allotment option on March 5, 2021)

CUSIP No. 42087R108	13G

1	NAMES OF REPORTING PERSONS
EJF Debt Opportunities II GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Based on 31,750,000 shares of Class A Common Stock outstanding as of March 4, 2021, as reflected in the prospectus filed by the Issuer with the SEC on March 3, 2021 (indicating that there would be 30,000,000 shares of Class A Common Stock outstanding after the closing of the Issuer’s initial public offering, assuming that the underwriters did not exercise their over-allotment option) and the Form 8-K filed by the Issuer with the SEC on March 5, 2021 (indicating that the Issuer’s initial public offering closed on March 4, 2021, with the underwriters purchasing an additional 1,750,000 units pursuant to the over-allotment option on March 5, 2021)

CUSIP No. 42087R108	13G

1	NAMES OF REPORTING PERSONS
EJF Tactical Opportunities Fund LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
14,260

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
14,260

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,260

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.04% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Based on 31,750,000 shares of Class A Common Stock outstanding as of March 4, 2021, as reflected in the prospectus filed by the Issuer with the SEC on March 3, 2021 (indicating that there would be 30,000,000 shares of Class A Common Stock outstanding after the closing of the Issuer’s initial public offering, assuming that the underwriters did not exercise their over-allotment option) and the Form 8-K filed by the Issuer with the SEC on March 5, 2021 (indicating that the Issuer’s initial public offering closed on March 4, 2021, with the underwriters purchasing an additional 1,750,000 units pursuant to the over-allotment option on March 5, 2021).

CUSIP No. 42087R108	13G

1	NAMES OF REPORTING PERSONS
EJF Tactical Opportunities GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
14,260

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
14,260

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,260

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.04% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Based on 31,750,000 shares of Class A Common Stock outstanding as of March 4, 2021, as reflected in the prospectus filed by the Issuer with the SEC on March 3, 2021 (indicating that there would be 30,000,000 shares of Class A Common Stock outstanding after the closing of the Issuer’s initial public offering, assuming that the underwriters did not exercise their over-allotment option) and the Form 8-K filed by the Issuer with the SEC on March 5, 2021 (indicating that the Issuer’s initial public offering closed on March 4, 2021, with the underwriters purchasing an additional 1,750,000 units pursuant to the over-allotment option on March 5, 2021).

CUSIP No. 42087R108	13G

1	NAMES OF REPORTING PERSONS
EJF SPAC Investments Fund LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
23,936

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
23,936

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,936

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.1% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Based on 31,750,000 shares of Class A Common Stock outstanding as of March 4, 2021, as reflected in the prospectus filed by the Issuer with the SEC on March 3, 2021 (indicating that there would be 30,000,000 shares of Class A Common Stock outstanding after the closing of the Issuer’s initial public offering, assuming that the underwriters did not exercise their over-allotment option) and the Form 8-K filed by the Issuer with the SEC on March 5, 2021 (indicating that the Issuer’s initial public offering closed on March 4, 2021, with the underwriters purchasing an additional 1,750,000 units pursuant to the over-allotment option on March 5, 2021).

CUSIP No. 42087R108	13G

1	NAMES OF REPORTING PERSONS
EJF SPAC Investments GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
23,936

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
23,936

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,936

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.1% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Based on 31,750,000 shares of Class A Common Stock outstanding as of March 4, 2021, as reflected in the prospectus filed by the Issuer with the SEC on March 3, 2021 (indicating that there would be 30,000,000 shares of Class A Common Stock outstanding after the closing of the Issuer’s initial public offering, assuming that the underwriters did not exercise their over-allotment option) and the Form 8-K filed by the Issuer with the SEC on March 5, 2021 (indicating that the Issuer’s initial public offering closed on March 4, 2021, with the underwriters purchasing an additional 1,750,000 units pursuant to the over-allotment option on March 5, 2021)

Item 1. (a) Name of Issuer

Haymaker Acquisition Corp. III

Item 1. (b) Address of Issuer’s Principal Executive Offices

50 Madison Avenue, Floor 12
New York, NY 10022

Item 2. (a) Name of Person Filing

This Schedule 13G is being filed on behalf of the following persons (the “Reporting Persons”)*:

(i)     EJF Capital LLC;
(ii)    Emanuel J. Friedman;
(iii)   EJF Debt Opportunities Master Fund, L.P. (the “Debt Fund”);
(iv)   EJF Debt Opportunities GP, LLC;
(v)    EJF Debt Opportunities Master Fund II, LP (the “Debt Fund II”);
(vi)   EJF Debt Opportunities II GP, LLC;
(vii)  EJF Tactical Opportunities Fund LP (the “Tactical Fund”);
(viii) EJF Tactical Opportunities GP LLC;
(ix)   EJF SPAC Investments Fund LP (the “SPAC Fund”); and
(x)    EJF SPAC Investments GP LLC.

*Attached as Exhibit A is a copy of an agreement among the Reporting Persons that this Schedule 13G is being filed on behalf of each of them.

Item 2. (b) Address of Principal Business Office or, if None, Residence

The address of the principal business office of each Reporting Person is:

2107 Wilson Boulevard
Suite 410
Arlington, VA 22201

 Item 2. (c) Citizenship

See Item 4 of the attached cover pages.
Item 2. (d) Title of Class of Securities

Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”).

Item 2. (e) CUSIP Number

42087R108

Item 3.  If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

Item 4.   Ownership

(a)	Amount beneficially owned:

See Item 9 of the attached cover pages.

(b)	Percent of class:

See Item 11 of the attached cover pages.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See Item 5 of the attached cover pages.

(ii) Shared power to vote or to direct the vote:

See Item 6 of the attached cover pages.

(iii) Sole power to dispose or to direct the disposition:
See Item 7 of the attached cover pages.

(iv) Shared power to dispose or to direct the disposition:

See Item 8 of the attached cover pages.

Each of the Debt Fund, the Debt Fund II, the Tactical Fund, and the SPAC Fund is the beneficial owner of the Class A Common Stock shown on Item 9 of its respective cover page, in each case as a result of owning an equivalent number of the Issuer’s Units, each of which consists of one share of Class A Common Stock and one-fourth of one redeemable warrant.  Each whole warrant entitles the holder thereof to purchase one share of Class A Common Stock on the terms set forth in the warrant agreement governing the warrants, and will become exercisable upon the later of 30 days after the completion of the Issuer’s initial business combination and 12 months from the closing of the Issuer’s initial public offering.

EJF Debt Opportunities GP, LLC is the general partner of the Debt Fund and an investment manager of certain affiliates thereof and may be deemed to share beneficial ownership of the Class A Common Stock of which the Debt Fund is the record owner.

EJF Debt Opportunities II GP, LLC is the general partner of the Debt Fund II and an investment manager of an affiliate thereof and may be deemed to share beneficial ownership of the Class A Common Stock of which the Debt Fund II is the record owner.

EJF Tactical Opportunities GP, LLC is the general partner of the Tactical Fund and an affiliate thereof and may be deemed to share beneficial ownership of the Class A Common Stock of which the Tactical Fund is the record owner.

EJF SPAC Investments GP LLC is the general partner of the SPAC Fund and may be deemed to share beneficial ownership of the Class A Common Stock of which the SPC Fund is the record owner.

EJF Capital LLC is the sole member and manager of EJF Debt Opportunities GP, LLC, EJF Debt Opportunities II GP, LLC, EJF Tactical Opportunities GP, LLC, and EJF SPAC Investments GP LLC and may be deemed to share beneficial ownership of the Class A Common Stock of which such entities may share beneficial ownership.  EJF Capital LLC also serves as the investment manager of a managed account and may be deemed to share beneficial ownership of the 24,073 shares of Class A Common Stock of which the managed account is the record owner.

Emanuel J. Friedman is the controlling member of EJF Capital LLC and may be deemed to share beneficial ownership of the Class A Common Stock of which EJF Capital LLC may share beneficial ownership.

Item 5.         Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof each Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.       Identification and Classification of Members of the Group

Not Applicable.

Item 9.      Notice of Dissolution of Group

Not Applicable.

Item 10.    Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 11, 2021

EJF CAPITAL LLC

By:	/s/ David Bell
Name: David Bell
Title: General Counsel

EMANUEL J. FRIEDMAN

By:	/s/ Emanuel J. Friedman
Name: Emanuel J. Friedman

EJF DEBT OPPORTUNITIES MASTER FUND, L.P.

By:	EJF DEBT OPPORTUNITIES GP, LLC
Its:	General Partner

By:	EJF CAPITAL LLC
Its:	Manager and Sole Member

By:	/s/ David Bell
Name: David Bell
Title: General Counsel

EJF DEBT OPPORTUNITIES GP, LLC

By:	EJF CAPITAL LLC
Its:	Manager and Sole Member

By:	/s/ David Bell
Name: David Bell
Title: General Counsel

EJF DEBT OPPORTUNITIES MASTER FUND II, LP

By:	EJF DEBT OPPORTUNITIES II GP, LLC
Its:	General Partner

By:	EJF CAPITAL LLC
Its:	Manager and Sole Member

By:	/s/ David Bell
Name: David Bell
Title: General Counsel

EJF DEBT OPPORTUNITIES II GP, LLC

By:	EJF CAPITAL LLC
Its:	Manager and Sole Member

By:	/s/ David Bell
Name: David Bell
Title: General Counsel

EJF TACTICAL OPPORTUNITIES FUND LP

By:	EJF TACTICAL OPPORTUNITIES GP LLC
Its:	General Partner

By:	EJF CAPITAL LLC
Its:	Manager and Sole Member

By:	/s/ David Bell
Name: David Bell
Title: General Counsel

EJF TACTICAL OPPORTUNITIES GP LLC

By:	EJF CAPITAL LLC
Its:	Manager and Sole Member

By:	/s/ David Bell
Name: David Bell
Title: General Counsel

EJF SPAC INVESTMENTS FUND LP

By:	EJF SPAC INVESTMENTS GP LLC
Its:	General Partner

By:	EJF CAPITAL LLC
Its:	Manager and Sole Member

By:	/s/ David Bell
Name: David Bell
Title: General Counsel

EJF SPAC INVESTMENTS GP LLC

By:	EJF CAPITAL LLC
Its:	Manager and Sole Member

By:	/s/ David Bell
Name: David Bell
Title: General Counsel

EXHIBIT A

The undersigned, EJF Capital LLC, a Delaware limited liability company, Emanuel J. Friedman, EJF Debt Opportunities Master Fund, L.P., an exempted limited partnership organized under the laws of the Cayman Islands, EJF Debt Opportunities GP, LLC, a Delaware limited liability company, EJF Debt Opportunities Master Fund II, LP, an exempted limited partnership organized under the laws of the Cayman Islands, EJF Debt Opportunities II GP, LLC, a Delaware limited liability company, EJF Tactical Opportunities Fund, LP, an exempted limited partnership organized under the laws of the Cayman Islands, EJF Tactical Opportunities GP, LLC, a Delaware limited liability company, EJF SPAC Investments Fund LP, a Delaware limited partnership, and EJF SPAC Investments GP LLC, a Delaware limited liability company, hereby agree and acknowledge that the information required by this Schedule 13G, to which this  Agreement is attached as an exhibit, is filed on behalf of each of them.  The undersigned further agree that any further amendments or supplements thereto shall also be filed on behalf of each of them.

Dated:  March 11, 2021

EJF CAPITAL LLC

By:	/s/ David Bell
Name: David Bell
Title: General Counsel

EMANUEL J. FRIEDMAN

By:	/s/ Emanuel J. Friedman
Name: Emanuel J. Friedman

EJF DEBT OPPORTUNITIES MASTER FUND, L.P.

By:	EJF DEBT OPPORTUNITIES GP, LLC
Its:	General Partner

By:	EJF CAPITAL LLC
Its:	Manager and Sole Member

By:	/s/ David Bell
Name: David Bell
Title: General Counsel

EJF DEBT OPPORTUNITIES GP, LLC

By:	EJF CAPITAL LLC
Its:	Manager and Sole Member

By:	/s/ David Bell
Name: David Bell
Title: General Counsel

EJF DEBT OPPORTUNITIES MASTER FUND II, LP

By:	EJF DEBT OPPORTUNITIES II GP, LLC
Its:	General Partner

By:	EJF CAPITAL LLC
Its:	Manager and Sole Member

By:	/s/ David Bell
Name: David Bell
Title: General Counsel

EJF DEBT OPPORTUNITIES II GP, LLC

By:	EJF CAPITAL LLC
Its:	Manager and Sole Member

By:	/s/ David Bell
Name: David Bell
Title: General Counsel

EJF TACTICAL OPPORTUNITIES FUND LP

By:	EJF TACTICAL OPPORTUNITIES GP LLC
Its:	General Partner

By:	EJF CAPITAL LLC
Its:	Manager and Sole Member

By:	/s/ David Bell
Name: David Bell
Title: General Counsel

EJF TACTICAL OPPORTUNITIES GP LLC

By:	EJF CAPITAL LLC
Its:	Manager and Sole Member

By:	/s/ David Bell
Name: David Bell
Title: General Counsel

EJF SPAC INVESTMENTS FUND LP

By:	EJF SPAC INVESTMENTS GP LLC
Its:	General Partner

By:	EJF CAPITAL LLC
Its:	Manager and Sole Member

By:	/s/ David Bell
Name: David Bell
Title: General Counsel

EJF SPAC INVESTMENTS GP LLC

By:	EJF CAPITAL LLC
Its:	Manager and Sole Member

By:	/s/ David Bell
Name: David Bell
Title: General Counsel